3/11/03

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SE 03014532 'S E COMMISSION
..ington, D.C. 20549

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SEC FILE NUMBER
8-65176

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equiplace Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 Old Roswell Road, Suite 203
(No. and Street)

Roswell (City) GA (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Swartz (770) 640-8130
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name — *if individual, state last, first, middle name*)

2120 Powers Ferry Road
Suite 350 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/20

OATH OR AFFIRMATION

I, Eric Swartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equiplace Securities, LLC, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Manager

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIPLACE SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2002
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owners
Equiplace Securities, LLC

We have audited the accompanying balance sheet of Equiplace Securities, LLC, as of December 31, 2002 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equiplace Securities, LLC, as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2003
Atlanta, Georgia

Rubio CPA PC

RUBIO CPA, PC

EQUIPLACE SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

		2002
Cash and cash equivalents	$	67,590
Accounts receivable		20,900
Total Assets	$	88,490

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	951
Total Liabilities		951
MEMBERS' EQUITY		87,539
Total liabilities and members' equity	$	88,490

The accompanying notes are an integral part of these financial statements.

EQUIPLACE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	2002
REVENUES	
Investment banking fees	$ 606,100
Interest income	1,979
	608,079
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	297,496
Administrative services fees	240,000
Other operating expenses	33,085
	570,581
NET INCOME	$ 37,498

The accompanying notes are an integral part of these financial statements.

EQUIPLACE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

		2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	37,498
Noncash items included in net income:		
Increase in accounts receivable		(20,900)
Increase in accounts payables		951
NET CASH PROVIDED BY OPERATING ACTIVITIES		17,549
NET INCREASE IN CASH AND CASH EQUIVALENTS		17,549
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		50,041
End of year	$	67,590

The accompanying notes are an integral part of these financial statements.

EQUIPLACE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2002

	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 50,000	$ 41	$ 50,041
Net income		37,498	37,498
Balance, December 31, 2002	$ 50,000	$ 37,539	$ 87,539

The accompanying notes are an integral part of these financial statements.

EQUIPLACE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in April 2002. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company's primary business is to provide investment banking services for private placements of securities and mergers and acquisitions.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company has elected to be taxed as a partnership. Therefore the income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B--NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $65,287, which was $60,287 in excess of its required net capital of $5,000.

NOTE C—CONCENTRATIONS

During 2002, the Company earned substantially all of its revenues from two investment banking customers.

NOTE D—RELATED PARTIES AND ADMINISTSRATIVE SERVICES AGREEMENT

During 2002, the Company entered into an administrative services agreement with a company controlled by one of its members. Under the terms of the agreement, which expired December 31, 2002, management fees for 2002 were $240,000. The services provided were administrative, analytical, legal and office space.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E—RETIREMENT PLAN

The Company has adopted a 401(k) plan. However, none of the Company's employees elected to participate in the plan during 2002 and the Company made no contributions.

SUPPLEMENTAL INFORMATION

SCHEDULE I
EQUIPLACE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2002

NET CAPITAL:

Total members' equity	$ 87,539
Less nonallowable assets	(20,900)
Net capital before haircut	66,639
Less haircuts	(1,352)
Net capital	65,287
Less required capital based on aggregate indebtedness	(5,000)
Excess net capital	$ 60,287
Aggregate indebtedness	$ 951
Percentage of aggregate indebtedness to net capital	1.5%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002

A reconciliation of the difference between net capital in the FOCUS Part IIA form and the accompanying financial statements follows:

Net capital as reported in FOCUS Part IIA	$ 73,620
Audit adjustments:	
To remove receivable not earned at year end	(8,333)
Net capital in computation above	$ 65,287

EQUIPLACE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2002

The broker dealer is in compliance with the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners
Equiplace Securities, LLC

In planning and performing our audit of the financial statements of Equiplace Securities, LLC, for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Equiplace Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 10, 2003
Atlanta, Georgia

Rubio CPA PC

RUBIO CPA, PC